April 9th, 2007

VIA EDGAR

United States Securities and Exchange Commission

Re:	Great Basin Gold Ltd. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2006 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2006.

On behalf of MDM Engineering (“MDM”), I hereby consent to the use of my name and MDM’s name in connection with reference to my and MDM’s involvement in the preparation of a technical report entitled “Technical Report on the Feasibility Study for the Burnstone Gold Project” (the "Technical Report") and to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

Yours truly,

MDM Engineering

/s/ Dave Dodd

Dave Dodd